PPT VISION, Inc.

12988 Valley View Road

Eden Prairie, MN 55344

PH:  952-996-9500, FAX:  952-996-9501

June 3, 2005

VIA EDGAR

Attn:  Kate Tillan, Reviewing Accountant

Mail Stop 0306

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:            PPT Vision, Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2004
Form 10-QSB for Fiscal Quarter Ended January 31, 2005
File No. 000-11518

Dear Ms Tillan:

PPT Vision, Inc. received your comment letter dated May 10, 2005 related to the filings listed above.  Your letter contained one remaining comment.

Form 10-QSB for the quarter ended January 31, 2005.

Item 3.  Controls and Procedures – Page 17

(a) Evaluation of Disclosure Controls and Procedures

Comment 1

We note that your proposed revisions continue to qualify your conclusion.  Your conclusion should not be qualified and should state whether or not your disclosure controls and procedures were effective as of January 31, 2005.  Please amend your Form 10-QSB as of January 31, 2005, as previously requested, to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response

The Company is filing today an amendment to its Form 10-QSB for the quarter ended January 31, 2005 with the following language:

Item 3:  CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

The Company’s Chief Executive Officer, Joseph C. Christenson, and Chief Financial Officer, Timothy C. Clayton reviewed the Company’s disclosure controls and procedures as of January 31, 2005.  In connection with this review, the Company determined that it had failed to file with the Securities and Exchange Commission on a timely basis its Proxy Statement for its March 10, 2005 Annual Meeting of Shareholders.  Based upon this review, the Company officers have concluded the Company’s disclosure controls and procedures were not effective within the meaning of Rule 13a-15.

The Company has developed additional disclosure controls and procedures designed to ensure that future proxy statements are prepared in accordance with SEC requirements and filed with the SEC in a timely manner.  These procedures include establishment of a timetable for drafting and filing the proxy statement and procedures for ensuring the accuracy of the disclosures in the proxy statement.

(b) Changes in Internal Control Over Financial Reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Acknowledgements

The Company hereby acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (952) 996-9523 if you have any questions or need additional information.

Very truly yours,

PPT VISION, INC.

/s/ Joseph c. Christenson

Joseph C. Christenson

cc:                   Thomas G. Lovett, IV